          FORM 4

Check this box if no longer
Subject to Section 16, Form 4      [ ]
or Form 5 obligations may
continue. See Instruction I(lr).



                   STATEMENT OF CHANGE IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(I) of the Investment Company Act of 1940




1. NAME and ADDRESS of Reporting Person


 (Last)             (First)             (M)

 Serenbetz          Warren              L.

               (Street)

        c/o Interpool, Inc.
        211 College Road East

(City)                  (State)                  (Zip)

 Princeton              New Jersey               08540


2. ISSUER NAME and Ticker or Trading Symbol

   Interpool, Inc. (IPX)

3. IRS (or Social Security
   Number of Reporting
   Person (Voluntary)

4. Statement for
   Month/Year

   6/99

5. If Amendment,
   Date of Original
   (Month/Year)

6. Relationship of Reporting Person to Issuer

(Check all applicable)

     X    Director            X   10% Owner

          Officer                 Other (specify below)

7. Individual or Joint/Group Filing

(Check Applicable Line)

X    Form filed by one Reporting Person
     Form filed by more than one Reporting Person

                                                                     Table 1 - Non-Derivative Securities
                                                               Acquired, Disposed of, or Beneficially Owned

1. Title of Security   2. Trans-           3. Transaction                 4. Securities Acquired (A)
   (Instr. 3)             action Date         Code (Instr. 8)                or Disposed of (D)
                                                                             (INSTR. 3,4, AND 5)
                           (Month/                                            Amount         (A) or Price
                            Day/                                                             (D)
                            Year)             Code             V

Common Stock            06/02/99               P                                286            A       12.625

Common Stock            06/02/99               P                              1,429            A       11.9375

Common Stock            06/02/99               P                                286            A       12.125

Common Stock            06/04/99               P                                286            A       11.875

Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security   2. Trans-                   5. Amount of                 6. Ownership           7. Nature of Indirect
   (Instr. 3)             action Date                 Securities                       Form:              Beneficial Ownership
                                                      Beneficially Owned           (D) Direct or
                           (Month/                    End of the Month             (I) Indirect            (Instr. 4)
                            Day/                      (Instr. 3 and 4)             (Instr. 4)
                            Year)

Common Stock            06/02/99                                                    I                                (1)

Common Stock            06/02/99                                                    I                                (1)

Common Stock            06/02/99                                                    I                                (1)

Common Stock            06/04/99                2,402,415                           I                             (1)(2)

                                                  891,308                           D


(1) Stock acquired by The Ivy Group, a New Jersey partnership in which the reporting person holds a 28.57% interest.

(2) Aggregate indirect beneficial interest in 2,402,415 shares includes 1,134,584 shares owned by family members, 1,119,560 shares owned by Hickory Enterprises, L.P. a limited partnership in which the reporting person holds a 22% non voting interest, and 148,271 shares held by The Ivy Group, a New Jersey partnership in which reporting person holds a 28.57% interest.

  Table II -- Derivative Securities Acquired, Disposed of or Beneficially Owned

               (e.g., puts, calls, warrants, options, conversions)

 1. Title of Derivative Security   2. Conversion    3. Transaction   4. Transaction   5. Number of Derivative
    (Instr. 3)                        or Exercise      Date             Code             Securities Acquired (A)
                                      Price of         (Month/          (Instr. 8)       or Disposed of (D)
                                      Derivative       Day/Year)                         (Instr. 3,4, and 5)
                                      Security
                                                                     Code       V        (A)           (D)

6. Date Exercisable and    7. Title and Amount of  8. Price of     9. Number of      10. Ownership      11. Nature
    Expiration Date           Underlying              Derivative      Derivative         Form of            of Indirect
   (Month / Day / Year)       Securities              Security        Securities         Derivative        Beneficial
                              (Instr. 3 and 4)        (Instr. 5)      Beneficially       Security           Ownership
                                                                      Owned              Direct (D)         (Instr.(4)
                                                                      at End of          or
                                                                      Month              Indirect (1)
                                       Amount or                      (Instr. 4)
    Date      Expiration     Title     Number of
Exercisable      Date                    Shares

** Intentional Misstatement or omissions of facts constitute Federal Criminal Violations
     See 18 U.S.C. 1001 and 1.5 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.


        /s/ Warren L. Serenbetz                                     07/05/99
---------------------------------------                        -----------------
Signature  of Reporting Person                                        Date